UNITED STATES OF AMERICA
                  Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                                     FIRST
NATIONAL FUEL GAS SUPPLY CORPORATION                          CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                                 PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UPSTATE ENERGY INC.

File No. 70-9525
(Public Utility Holding Company Act of 1935)
--------------------------------------------


         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiary, Seneca Resources Corporation ("Seneca"), in the Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.


I.       Name and Purpose of Foreign Energy Affiliates
         Formed Or In Which Interests Were Acquired:
         ------------------------------------------

         During the quarter ended June 30, 2000 ("Quarter"), Seneca formed a wholly-owned Foreign Energy Affiliate, National Fuel Exploration Corp. ("Exploration"). Exploration, a corporation formed under the laws of the Province of Alberta, Canada, was formed for the purpose of acquiring Tri Link Resources, Ltd. ("Tri Link"), a Calgary, Alberta based oil and gas exploration and production company. On or about June 16, 2000, Exploration completed the acquisition of Tri Link which was amalgamated with Exploration pursuant to the provisions of the Alberta Business Corporations Act.

II.      Foreign Energy Affiliate Financial Statements:
         ---------------------------------------------

         The  following  exhibits  are  attached  to and  made a  part  of  this
Certificate:

                  Exhibit A - Income Statement of Exploration for the quarter ended June 30, 2000

                  Exhibit B - Balance Sheet of Exploration as of June 30, 2000

III.     Description of Specific Activities:
         ----------------------------------

         During the Quarter, Exploration acquired Tri Link which was amalgamated with Exploration under Exploration's name. Thereupon, the amalgamated Exploration undertook oil and gas exploration and production activities in Canada.

IV.      Percentage of Revenues Attributable to the Sale of Energy Commodities
         ---------------------------------------------------------------------
         in Canada:
         ---------

         During  the  Quarter,  Exploration's  Canadian  oil  sales  represented
approximately   12.79%  of  the  total  revenues   generated  by  Seneca  (on  a
consolidated basis) from the sale of oil.

         During the Quarter, Explorations Canadian natural gas sales represented approximately 0.16% of the total revenues Seneca (on a consolidated basis) from the sale of natural gas.

         IN  WITNESS  WHEREOF,  the  undersigned   companies  have  caused  this
Certificate to be executed as of this 4th day of August, 2000.


                                   NATIONAL FUEL GAS COMPANY



                                   By:  /s/ P. C. Ackerman
                                      ------------------------------------------
                                      P. C. Ackerman,
                                      President


                                   SENECA RESOURCES CORPORATION



                                   By:  /s/ J. A. Beck
                                      ------------------------------------------
                                      J. A. Beck,
                                      President